

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2024

Jonathan Perez
President
Oyocar Group Inc.
Colinas Marinas, Marbellas, Villa 10
Sosua, Dominican Republic 57000

      Re: Oyocar Group Inc.
          Amendment No. 3 to Registration Statement on Form S-1
          Filed May 30, 2024
          File No. 333-275980

Dear Jonathan Perez:

      We have reviewed your amended registration statement and have the following comment(s).

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 26, 2024 letter.

Amendment No. 3 to Registration Statement on Form S-1

Exhibit 23.1, page 1

1.   Your auditor consent is dated May 27, 2024 and refers to an audit report being dated May 27, 2024. However, the audit report on page F-1 is dated May 29, 2024. Please revise the inconsistency for the date the audit was completed.

       Please contact Nasreen Mohammed at 202-551-3773 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services